United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

June 6, 2005
Date of Report
(Date of earliest event reported)

1-11983
(Commission file number)

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida	59-3359111
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
225 Water Street, Suite 1400, Jacksonville, FL	32202
(Address of Principal Executive Offices)	(Zip Code)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com
(Registrant's Internet Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On May 3, 2005, FPIC Insurance Group, Inc. ("FPIC") entered into a Settlement Agreement (the "Agreement"), which settled certain matters that were in dispute in ongoing litigation between FPIC and its wholly-owned subsidiary, Anesthesiologists Professional Assurance Company ("APAC"), on the one hand, and the former manager of APAC, APA Management, Inc. ("APAM"), and certain individuals and entities affiliated with APAM, on the other hand. The Agreement became effective May 10, 2005 and all of the underlying litigation has been dismissed.

The Agreement provides, among other things, for the commutations of the 1999 quota share reinsurance treaty between First Professionals Insurance Company, Inc. ("First Professionals"), a wholly-owned subsidiary of FPIC, and American Professional Assurance Limited ("APAL"), a Cayman Islands reinsurer and the parent company of APAM, and the 1998 and 1999 quota share reinsurance treaties between APAC and APAL. As a result of the settlement, FPIC has commuted all of its quota share reinsurance with APAL, which had been terminated and placed in run-off in 2003.

First Professionals and APAC also entered into a Notice of and Supplement to Commutation with APAL effective May 10, 2005, which describes the terms of commutation. A copy of such Notice of and Supplement to Commutation is attached hereto as Exhibit 10(iiii) and is filed as a part of this Form 8-K.

The Agreement also resolved matters that were in dispute in ongoing litigation among the parties relating to prior insurance management services provided to APAC by APAM and prior consulting services provided to APAC by Consulting Group of APA, Inc. ("CGA"), an affiliate of APAM and APAL. As previously reported, insurance management services provided to APAC by APAM and consulting services provided to APAC by CGA terminated in 2003. At that time, FPIC integrated the management of its insurance segment under a unified senior management team and began operating from a centralized platform located in Jacksonville, Florida.

As a part of the overall settlement, FPIC fully divested its approximately 9.8% ownership interest in APAL. As reported, FPIC had previously written off its investment in APAL during 2004 and 2003. For additional information regarding FPIC's investment in APAL, see FPIC's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the United States Securities and Exchange Commission on March 15, 2005.

FPIC, through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers and a provider of insurance management services to other insurance companies.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed in accordance with the provisions of Item 601 of Regulation S-K.

(c)   Exhibits

Exhibit Number	Description of Exhibits
10(iiii)	Notice of and Supplement to Commutation effective May 10, 2005 by and between First Professionals Insurance Company, Inc., Anesthesiologists Professional Assurance Company and American Professional Assurance Limited

SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>FPIC Insurance Group, Inc.
(Registrant)</td></tr>
<tr><td>Date: June 7, 2005</td><td>By: <u>/s/ John R. Byers</u>
      John R. Byers
      President and Chief Executive Officer</td></tr>
</table>

Exhibit 10(iiii)

NOTICE OF AND SUPPLEMENT TO COMMUTATION

       First Professionals Insurance Company, Inc. ("First Pro"), Anesthesiologists Professional Assurance Company ("APAC"), and American Professional Assurance Limited ("APAL") hereby provide notice of their having commuted, and hereby supplement that commutation of, the three attached quota share treaties pursuant to that certain Settlement Agreement dated April 20, 2005, entered into by and between, among others, First Pro, APAC and APAL. The commutation is as follows:

       1.   On May 10, 2005, the liabilities and responsibilities of APAL with respect to and under the Quota Share Treaties and all risks ceded or which could have been ceded to APAL thereunder, and all claims including incurred but not reported claims, if any, and reported but not settled claims, ceased outright completely and forever, it being the intention of the parties that these presents shall operate as a full, final and complete settlement and termination of APAL's known and unknown liabilities and responsibilities under the Quota Share Treaties to First Pro and APAC respectively. All ceding commissions, to the extent, if any, unearned are declared "earned" as of May 10, 2005.

       2.   As of May 10, 2005, APAL transferred, surrendered and assigned to First Pro and APAC, as the case may be, all of APAL's rights in relation to such treaties (including all accounts, funds and rights to receive premiums, interest, dividends, income and other payments, whether earned or unearned, accrued or unaccrued) and agreed that First Pro and APAC each may draw down upon and/or take possession of all security and funds provided or receivable by or payable to APAL in respect of or under such treaties, to include without limitation all trust agreements, funds, securities, accounts, instruments and letters of credit presently in place collateralizing or relating to the treaties or the underlying insurance, and APAL advised Northern Trust Bank with respect to same in order to cause such bank to transfer and release any and all such assets and rights to First Pro and APAC and to honor the draw down under all such letters of credit. With respect to the Northern Trust Bank collateral trust account and the $2,083,020 letter of credit APAL posted for the benefit of APAC and/or First Pro, FPIC Insurance Group, Inc., APAC, and First Pro have the right to take possession and/or title to the securities themselves or liquidate them for cash as they deem fit effective as of April 21, 2005.

       3.   In addition to providing notice of the terms of the commutation, this Notice of and Supplement to Commutation is intended to supplement the terms of the commutation as set forth within the Settlement Agreement. Nonetheless, in the event of any direct conflict between this Notice and the express terms of the Settlement Agreement, the Settlement Agreement controls.

       IN WITNESS WHEREOF, the parties hereto have, by their duly authorized representative, executed this Notice of Commutation.

In Jacksonville, Florida this ___23rd_____ day of ___May_____, 2005.

For and on behalf of   **ANESTHESIOLOGISTS PROFESSIONAL ASSURANCE COMPANY, INC.**

By: __/s/ Lou Sicilian_____

Its: ___Senior Vice President and Treasurer_____

In Jacksonville, Florida this ___23rd_____ day of ___May_____, 2005.

For and on behalf of   **FIRST PROFESSIONALS INSURANCE COMPANY, INC.**

By: __/s/ Lou Sicilian_____

Its: ___Senior Vice President and Treasurer_____

In Grand Cayman, B.W.I. this _4th_____ day of ___June_____, 2005.

For and on behalf of   **AMERICAN PROFESSIONAL ASSURANCE LIMITED**

By: __/s/ J. Barry Smith_____

Its: __Vice President_____